

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Stephen Orr
Executive Chairman and Chief Executive Officer
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street
Suite 2750
Denver, CO 80264

> **Re: Sunshine Silver Mining & Refining Corporation**
> **Amendment No. 12 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 21, 2020**
> **CIK No. 0001517006**

Dear Mr. Orr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Please note that all references to prior comments refer to our letter dated September 3, 2020.

Amendment No. 12 to Draft Registration Statement on Form S-1

Our Company, page 3

1. We note your response to comment 2 and the resulting revisions you have made to your filing. Please expand your disclosure to include your concentrate production tonnage with metal content as requested previously.

2. We note your response to comment 5 indicating proven reserves exceed measured resources due to your different study effective dates and different cutoff grades. We also

note numerous instances within your filing where you state mineral resource estimates are presented on an undiluted basis without adjustment for metallurgical recovery. Please correct this statement to state mining recovery instead of metallurgical recovery as indicated by section 15.4 of the technical report.

Risk Factors
Risks Related to This Offering and Our Common Stock
Our Amended and Restated Certificate of Incorporation will provide..., page 51

3.   In response to comment 7, we note you revised your disclosure on pages 51-52 and page 152 to provide that your choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Your disclosure further states that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please clarify your disclosure and state clearly if your choice of forum provision applies to claims under the Securities Act.

Use of Proceeds, page 55

4.   We note you intend to use proceeds from the offering to acquire or retire a portion of the Los Gatos Working Capital Facility and fund near-term debt service needs. Please tell us whether you also intend to reflect these transactions in your determination of pro forma earnings per share, giving effect only to the number of shares issued in this offering whose proceeds will be used to fund these payments. Please note that the footnotes to your pro forma disclosures should clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy.

5.   We note your response to comment 8. In terms of your intention to use the proceeds of this offering to acquire or retire a portion of the Los Gatos Working Capital Facility, please also disclose information required by Item 504 of Regulation S-K for this debt agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019, page 66

6.   Please expand your discussion to identify and quantify the underlying reasons for the increase in the equity loss in affiliates related to the LGJV for the six months ended June 30, 2020 compared to the same period in the prior year.

Sales Agreements, page 101

7.   We note your response to comment 9 and have reviewed exhibit 10.9.2., which is your zinc contract, but are unable to find your lead smelter contract. Please provide supplementally a complete copy of your zinc and lead smelter contracts and file your lead contract.

Los Gatos Joint Venture Combined Financial Statements
2. Summary of Significant Accounting Policies, Mine Development, page F-33

8.   We note from your response to comment 10 that the LGJV is continually developing the Cerro Los Gatos Mine and that the costs incurred to further develop the mine are capitalized. Please further explain the activities you are performing to continually develop the mine, including the nature of the costs incurred and why you believe these costs represent development stage activities for a property in the production stage. In addition, please clarify the location of the further development activities in relation to the Los Gatos mine, including if they relate to an adjacent ore body or are being incurred for the identification of a separate ore body. To the extent these costs relate to exploration and evaluation activities, explain why they are not expensed in the period incurred.

Sunshine Silver Mining and Refining Corporation Condensed Consolidated Financial Statements
1. Description of Business and Basis of Preparation of Financial Statements, page F-49

9.   We note you response to comment 11, however your disclosure at page F-49 continues to state the LGP's zinc concentrate is sold to Dowa or sold to a customer within the country of Mexico. Please clarify whether there were related party sales to Dowa during the six months ended June 30, 2020, provide the related party disclosures required by ASC 850-10-50 or revise your disclosure as necessary.

      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Richard D. Truesdell, Jr.